sembcorp

SEC Mail Processing Section

AUG 24 2009

Washington, DC 112

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

7 August 2009

09046838

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

C:jesstan/SgxnetAnn/SECltr

dlw 8/27

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	7 August 2009	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	30,125	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	5,852,544
		After change	5,822,419
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.33%
		After change	0.33%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$124,884.90	

Kwong Sook May
Company Secretary

August 7, 2009

PRESS RELEASE

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP 1H2009 PATMI UP A HEALTHY 5% TO S$275.5 MILLION

SINGAPORE, August 6, 2009 – Sembcorp Industries (Sembcorp) reported a profit after tax and minority interest (PATMI) of S$275.5 million for the first six months of 2009 (1H2009). This was 5% higher compared to 1H2008. Profit before tax grew 7% from S$434.7 million to S$464.7 million, while turnover stood at S$4.6 billion. The Group generated an operating cash flow (before changes in working capital) of S$521.9 million, while cash and cash equivalents stood at a strong S$2.5 billion.

In the second quarter of 2009 (2Q2009), Group PATMI increased 3% from S$138.2 million to S$141.9 million with strong contributions from Utilities and Marine. The Utilities and Marine businesses continued to be Sembcorp's main profit contributors, accounting for 94% of Group PATMI. Marine's contribution to Group PATMI in 2Q2009 rose 9% from S$78.4 million to S$85.1 million. Meanwhile, Utilities' PATMI in 2Q2009 grew 11% from S$43.2 million to S$47.9 million. Of this, 44% comprised PATMI contributions from overseas operations. These overseas PATMI contributions are now more broad based, with operations in Vietnam, the Middle East and China contributing 45% of Utilities' PATMI from outside Singapore.

Mr Tang Kin Fei, Group President & CEO of Sembcorp Industries, said: "Sembcorp's healthy performance in this difficult global business environment reflects the underlying strength of our businesses. We will continue to maintain our strong positions in Utilities and Marine and backed by a sound balance sheet, capitalise on opportunities to position Sembcorp for the future."

FY2009 Outlook

The global economic and financial environment appears to have improved, however its outlook remains uncertain.

Notwithstanding this, Sembcorp remains committed to deliver satisfactory operating results for the year.

Highlights from Sembcorp's 1H2009 Financial Results

- Turnover of S$4.6 billion, down 3%
- PBT of S$464.7 million, up 7%
- PATMI of S$275.5 million, up 5%
- ROE (annualised) at 19.0%
- EVA at S$246.7 million
- Strong balance sheet and cash flow
  - Net cash
  - Operating cash flow (before changes in working capital) of S$521.9 million

– END –

For media and analysts' queries please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Ng Lay San (Ms)
Assistant Vice President
Group Corporate Relations
DID: +65 6723 3150
Email: ng.laysan@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$9 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.

sembcorp

1H2009 Results Announcement

August 6, 2009

Scope of Presentation

sembcorp

- CEO's Report
- Financial Review
- Operations Review
- Group Outlook

sembcorp

CEO's Report

Tang Kin Fei
Group President & CEO

1H2009 Performance Round-up

sembcorp

- **Turnover of S$4.6 billion, down 3%**
- **PBT of S$464.7 million, up 7%**
- **PATMI of S$275.5 million, up 5%**
- **ROE (annualised) at 19.0%**
- **EVA at S$246.7 million**
- **Strong balance sheet and cash flow**
  - Net cash
  - Operating cash flow* of S$521.9 million

* Operating cash flow before changes in working capital

1H2009 Performance Round-up

sembcorp

Healthy performance despite difficult operating environment

Overseas contributions for Utilities now more broad-based

Positioning for the Future

sembcorp

Global economic and financial environment appears to have improved, however its outlook remains uncertain

Focused on managing existing businesses well and on project execution

Capitalising on opportunities

- Continued focus on energy and water sectors
- Strengthening capabilities
- Selective M&As

Focused on creating shareholder value

sembcorp

Financial Review

Lim Joke Mui
Group CFO

Group Profit & Loss

sembcorp

(S$M)	1H09	1H08	Δ%
Turnover	4,578	4,733	(3)
EBITDA	513	446	15
EBIT	418	349	20
PBT	465	435	7
PATMI	276	261	5
EPS (cents)	15.5	14.7	6

Group Turnover

sembcorp

(S$M)	1H09	1H08	Δ%
Utilities	1,529	2,226	(31)
Marine	2,860	2,300	24
Environment	95	107	(11)
Industrial Parks	7	8	(11)
Other Businesses	87	92	(6)
TOTAL	**4,578**	**4,733**	**(3)**

Group PATMI

sembcorp

(S$M)	1H09	1H08	Δ%
Utilities	99.0	104.1	(5)
Marine	159.1	134.4	18
Environment	5.4	4.0	35
Industrial Parks	10.8	13.9	(22)
Other Businesses	9.7	11.0	(12)
Corporate	(8.5)	(6.1)	(39)
PATMI	**275.5**	**261.3**	**5**

Group PATMI

(S$M)	2Q09	2Q08	Δ%
Utilities	47.9	43.2	11
Marine	85.1	78.4	9
Environment	3.9	3.2	24
Industrial Parks	7.2	7.9	(9)
Other Businesses	2.4	4.3	(44)
Corporate	(4.6)	1.2	NM
PATMI	**141.9**	**138.2**	**3**

● Sembcorp Industries 2009

11

Utilities Turnover & PATMI

(S$M)	1H09	1H08	Δ%
TURNOVER			
Singapore	1,313.9	1,858.6	(29)
UK	199.8	355.9	(44)
Other countries	30.9	29.9	3
Total Turnover	**1,544.6**	**2,244.4**	**(31)**
PATMI			
Singapore	60.7	70.0	(13)
UK	21.8	34.4	(37)
Other countries	20.3	8.3	145
Corporate & Others	(3.8)	(8.6)	56
Total PATMI	**99.0**	**104.1**	**(5)**

Note: Figures are stated before intercompany eliminations

● Sembcorp Industries 2009

12

Utilities Turnover & PATMI

sembcorp

(S$M)	2Q09	2Q08	Δ%
TURNOVER			
Singapore	728.4	985.0	(26)
UK	95.2	116.8	(19)
Other countries	18.0	12.0	50
Total Turnover	**841.6**	**1,113.8**	**(24)**
PATMI			
Singapore	29.2	42.1	(31)
UK	12.7	1.2	958
Other countries	10.3	3.8	171
Corporate & Others	(4.3)	(3.9)	(10)
Total PATMI	**47.9**	**43.2**	**11**

Note: Figures are stated before intercompany eliminations

Broad based Income Stream

sembcorp

Utilities PATMI
Excluding Corporate and Others


Other Countries
44%
Singapore
56%

- **Overseas operations contribute 44% of PATMI**

Utilities Overseas PATMI
Excluding Corporate and Others


Vietnam, China and Middle East
45%
UK
55%

- **Vietnam, Middle East and China contribute 45% of overseas PATMI**

Group Capex

(S$M)		1H09
Fixed Asset Items		**69.8**
– Utilities	27.0	
– Marine	37.7	
– Environment	3.6	
– Other Businesses	1.5	
Equity Investments		**79.4**
– Utilities	66.0	
– Marine	13.4	
TOTAL		**149.2**

Group Cash Flow

(S$M)	1H09	1H08
CASH FLOW FROM OPERATING ACTIVITIES		
- before changes in working capital	522	463
- changes in working capital	(227)	759
- tax paid	(14)	(23)
	281	1,199
CASH FLOW FROM INVESTING ACTIVITIES		
- divestment proceeds and sale of fixed assets	7	33
- acquisitions of investments	(66)	(1)
- loans to associates	(67)	-
- acquisitions of minority interest	(13)	-
- acquisitions of fixed and intangible assets	(70)	(165)
- dividends, interest and others	31	46
	(178)	(87)
CASH FLOW FROM FINANCING ACTIVITIES		
- issue of shares by Sembcorp/subsidiaries	-	4
- proceeds from ESOS exercised with issue of treasury shares	3	5
- purchase of treasury shares by Sembcorp/ subsidiary	-	(87)
- net borrowings/ (repayment of loans and interest)	206	(261)
- dividend paid and others	(255)	(320)
	(46)	(659)
NET INFLOW DURING THE PERIOD	57	453
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	2,467	1,739
FREE CASH FLOW	198*	1,247

*Free Cash Flow: operating cash flow plus investing cash flow adjusted for expansion capital expenditure of S$95 million

Group Borrowings

sembcorp

(S$M)	June 30,09	Dec 31,08
PF loans	349	362
Long-term	295	236
Short-term	417	219
Gross	**1,061**	**817**
Less: Cash and FD	(2,467)	(2,401)
Net Debt / (Cash)	**(1,406)**	**(1,584)**
Net Gearing Ratio	**Net Cash**	**Net Cash**
Exclude PF*		
Net Debt / (Cash)	**(1,523)**	**(1,825)**
Net Gearing Ratio	**Net Cash**	**Net Cash**

*PF – Non-recourse project financing

Strong Financial Stability

sembcorp

(S$M)	Total Gross Debt	Total Cash	Net (Debt)/ Cash
■ Sembcorp Marine	215	2,055	1,840
■ Sembcorp Industries excl. Marine	846	412	(434)

Marine in a net cash position of S$1.8bn

Utilities and Others with a net debt of only S$434m


3500
2500
1500
500
-500
S$M
Total Gross Debt
1,061
Total Cash
2,467
Net Cash
1,406

As of June 30, 2009

Group Debt Maturity Profile

sembcorp

(S$M)	<1yr	1yr-3yrs	3yrs-5yrs	>5yrs
Limited Recourse Project Finance	65	105	111	68
Sembcorp Marine Debt excl. Project Finance	198	17	0	0
Sembcorp Industries excl. Marine Debt excl. Project Finance	219	71	206	1

Repayment of non-recourse PF loans funded by project cash flows

S$482m of debt to be repaid within one year



S$M
500
400
300
200
100
0
482
193
317
69
<1yr
1yr - 3yrs
3yr - 5yrs
>5yrs

As of June 30, 2009

Financial Indicators

sembcorp

	1H09	FY08 (Actual)
Before EI		
EPS (cents)	31.0*	30.0
ROE (%)	19.0*	19.0
ROTA (%)	9.2*	9.5
Interest Cover (times)	24	22
After EI		
EPS (cents)	31.0*	28.5
ROE (%)	19.0*	18.0
ROTA (%)	9.2*	9.0
Interest Cover (times)	24	21
Per Share		
NAV (S$)	1.64	1.46
NTA (S$)	1.58	1.39
Economic Value Added	1H09	1H08
EVA (S$M)	246.7	260.6

* Annualised

sembcorp

Operations Review

Tang Kin Fei

Group President & CEO

Utilities

sembcorp



Sembcorp's service corridor on Jurong Island, Singapore

Utilities

Key Developments
Singapore

Sembcorp Changi NEWater Plant

- Completed Phase 1 (15 MIGD) of the Sembcorp Changi NEWater Plant in July 2009
- To be fully completed (50 MIGD) by mid-2010
- Largest NEWater plant in Singapore and one of the world's largest reclaimed water plants
- Will meet 15% of Singapore's water demand when completed
- 25-year NEWater supply agreement with PUB



Utilities

Key Developments
Singapore

Integrated Wastewater Treatment Membrane Bioreactor Plant, Jurong Island

- Continued leadership in industrial wastewater treatment
- Completed 2,880m³/day membrane bioreactor (MBR) plant in April 2009
- Using advanced technology to produce high quality treated effluent in an efficient, consistent, cost-effective and environmentally-friendly manner
- First and only company in Singapore to apply MBR process for treatment of industrial wastewater



Utilities

sembcorp

Key Developments
UK

On-site developments and initiatives
- 3 customers expected to close facilities by early 2010
- 1 customer in administration. Administrators looking to sell assets as an ongoing concern
- Reconfiguring assets to secure other income streams
- Enhancing Sembcorp Biomass Power Station to maximise green credits
- Redefining cost base



New demand coming on-stream
- SABIC new LDPE plant expected completion 2H2009
- Ensus bio-ethanol plant expected completion end 2009
- Yara carbon dioxide liquid plant expected completion 1H2010

Utilities

sembcorp

Key Developments
China

High COD Industrial Wastewater Treatment Plant, Zhangjiagang Free Trade Port Zone
- Leadership in industrial wastewater treatment recognised in China
- Completed high concentration 15,000 m³/day industrial wastewater treatment plant
- First facility in China capable of treating highly concentrated industrial wastewater directly from customers
- A Government-to-Government demonstration project



Utilities

sembcorp

Key Developments
China

Industrial Wastewater Treatment Plant, Tianjin Lingang Industrial Area

– Completed industrial wastewater treatment plant in June 2009
– Capacity of 10,000m^3/day
– Beachhead established in North China



Utilities

sembcorp

Key Developments
Middle East

Fujairah 1 IWPP, UAE

– Completed 225 MW plant expansion
– Power capacity boosted by over 40%
– 887 MW power capacity, 100 MiGD desalination water capacity
– The world's largest operating hybrid desalination plant
– 22-year power and water purchase agreement with ADWEC



Marine

sembcorp



Sembcorp Marine's Jurong Shipyard in Singapore

Marine

sembcorp

Key Developments

- Net orderbook of S$7.9 bn as at August 2009 with completions and deliveries till early 2012
- New orders of S$1.2 bn secured to-date since end of 2008
- All deliveries on schedule or ahead of schedule
- Long-term fundamentals driving future deepwater activities continue to be strong
- Near term prospects for ship repair challenging. Nevertheless, bigger docks at present well-booked due to strong support of Alliance/FCC and regular customers and niche market segment of LNG carriers
- Market for FPSO units and production platforms expected to remain unchanged

Environment



Advanced waste treatment plant in New South Wales, Australia

Environment

Key Developments

- Australia joint venture strengthened position in domestic waste-to resource sector. Completed two state-of-the-art resource recovery facilities in Sydney and Perth processing municipal and organic waste into compost and recyclables in March 2009
- Continuing to streamline operations and review assets while developing waste-to-resource solutions for the future



Industrial Parks



VSIP
township and industrial park

Industrial Parks

Key Developments
China

- Co-developing the Sino-Singapore Nanjing Eco High-Tech Island, China
  - Master developer to create a sustainable new island-city with an enhanced ecological system
  - Groundbreaking in May 2009 witnessed by DPM Wong Kan Seng
  - 760 ha of land for development

Nanjing, capital of Jiangsu Province



江北
Jiangbei
旧城
Old City
河西新城
Hexi New City

Location of Sino-Singapore Nanjing Eco High-Tech Island
- Jiangxinzhou Island
- 6km from Nanjing old city

Industrial Parks

sembcorp

Key Developments

Vietnam

- Positioned as a major integrated township developer with 4,845 ha when fully developed
- Land development in progress for hand over to customers
  - Binh Duong developing additional 140 ha of industrial and residential land
  - Bac Ninh developing 32 ha of industrial land
- Commenced preparation of 11 ha of land in Hai Phong



VSIP I – 500 Ha
VSIP Binh Duong – 2,045 Ha



VSIP Bac Ninh – 700 Ha



VSIP Hai Phong – 1,600 Ha

sembcorp

Group Outlook

Tang Kin Fei

Group President & CEO

Group Outlook

sembcorp

The global economic and financial environment appears to have improved, however its outlook remains uncertain.

Notwithstanding this, Sembcorp remains committed to deliver satisfactory operating results for the year.

sembcorp

sembcorp

Vital Partners. Essential Solutions.

Disclaimer

This presentation contains certain statements that are not statements of historical fact, i.e. forward-looking statements. These forward-looking statements are based on current expectations, projections and assumptions about future events. Although Sembcorp Industries believes that these expectations, projections and assumptions are reasonable, these forward-looking statements are subject to the risks (whether known or unknown), uncertainties and assumptions about Sembcorp Industries and its business operations, such as (without limitation) the general economic and business conditions in Singapore, the Asia-Pacific region and elsewhere; currency fluctuations between the Singapore dollar and other currencies; governmental, statutory, regulatory or administrative initiative affecting our business; industry trends; future levels and composition of our assets and liabilities; future profitability of our operations; competition; changes in Singapore tax or similar laws or regulations; changes in, or the failure to comply with, governmental regulations, including exchange control regulations, if any.

You are advised not to place undue reliance on these forward-looking statements as the forward-looking events referred to in this presentation may differ materially or not occur due to these risks, uncertainties and assumptions.

Investors should assume that the information in this presentation is accurate only as of the date it is issued. Sembcorp Industries has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

sembcorp

Appendix

40

Group Profit & Loss

sembcorp

(S$M)	2Q09	2Q08	Δ%
Turnover	2,431	2,581	(6)
EBITDA	272	235	16
EBIT	224	186	21
PBT	249	231	8
PATMI	142	138	3
EPS (cents)	8.0	7.8	3

Group Turnover

sembcorp

(S$M)	2Q09	2Q08	Δ%
Utilities	833	1,104	(25)
Marine	1,497	1,385	8
Environment	48	54	(11)
Industrial Parks	3	4	(17)
Other Businesses	50	34	47
TOTAL	**2,431**	**2,581**	**(6)**

Foreign Exchange Movement

sembcorp

Currency	Exchange Rate[1]		Currency appreciation / (depreciation) against S$
	June 2009	June 2008	
	S$1.00		YoY
GBP	2.2218	2.7348	(18.76%)
USD	1.4921	1.3908	7.29%
AUD	1.0548	1.2841	(17.85%)
RMB	0.2184	0.1971	10.76%

[1] Average exchange rates used for translation of underlying net profit

sembcorp

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES
Registration Number: 199802418D

SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2009 FINANCIAL STATEMENTS & DIVIDEND ANNOUNCEMENT

TABLE OF CONTENTS

SEMBCORP INDUSTRIES LTD & ITS SUBSIDIARIES

UNAUDITED RESULTS FOR THE SECOND QUARTER AND HALF YEAR ENDED JUNE 30, 2009

The Board of Directors of Sembcorp Industries Ltd wishes to announce the unaudited results of the Group for the second quarter and half year ended June 30, 2009.

1. CONSOLIDATED INCOME STATEMENT

	Note	GROUP 2Q09 $'000	GROUP 2Q08 $'000	+/(-) %	GROUP 1H09 $'000	GROUP 1H08 $'000	+/(-) %
Turnover	2a	**2,431,354**	**2,580,622**	**(5.8)**	**4,578,088**	**4,733,411**	**(3.3)**
Cost of sales		(2,144,226)	(2,361,332)	(9.2)	(4,066,139)	(4,290,994)	(5.2)
Gross profit	2a	287,128	219,290	30.9	511,949	442,417	15.7
General & administrative expenses	2b	(68,614)	(64,366)	6.6	(121,494)	(125,314)	(3.0)
Non-operating income (net)	2c	8,465	38,995	(78.3)	33,081	48,834	(32.3)
Finance costs	2d	(10,789)	(10,187)	5.9	(21,323)	(24,780)	(14.0)
Share of results (net of tax) of:							
- Associates	2e	16,267	39,065	(58.4)	33,250	72,269	(54.0)
- Joint ventures	2f	16,436	8,227	99.8	29,229	21,322	37.1
Profit before income tax expense		**248,893**	**231,024**	**7.7**	**464,692**	**434,748**	**6.9**
Income tax expense	2g	(44,357)	(32,764)	35.4	(71,192)	(68,741)	3.6
Profit for the period		**204,536**	**198,260**	**3.2**	**393,500**	**366,007**	**7.5**
Attributable to:							
Shareholders of the Company		141,905	138,184	2.7	275,549	261,287	5.5
Minority interests		62,631	60,076	4.3	117,951	104,720	12.6
		204,536	**198,260**	**3.2**	**393,500**	**366,007**	**7.5**
Economic Value Added	2j	**126,472**	**138,341**	**(8.6)**	**246,706**	**260,590**	**(5.3)**
Earnings per ordinary shares (cents)							
- basic		7.97	7.77	2.6	15.49	14.68	5.5
- diluted		7.92	7.69	2.9	15.40	14.55	5.8

2. Notes to Consolidated Income Statement

2a. Turnover, Cost of Sales

	GROUP			GROUP		
	2Q09	2Q08	+ / (-)	1H09	1H08	+ / (-)
	$'000	$'000	%	$'000	$'000	%
Turnover	2,431,354	2,580,622	(5.8)	4,578,088	4,733,411	(3.3)
Cost of sales	(2,144,226)	(2,361,332)	(9.2)	(4,066,139)	(4,290,994)	(5.2)
Included in Cost of sales:-						
Depreciation and amortisation	(43,431)	(45,975)	(5.5)	(86,355)	(90,779)	(4.9)

Group turnover was 6% and 3% lower in 2Q09 and 1H09 respectively. The drop in turnover for 1H09 was mainly due to a decrease in Utilities' turnover due to lower High Sulphur Fuel Oil ("HSFO") rate and lower offsite power sales in UK as a result of the expiry of certain favourable supply contracts. Marine's turnover increased mainly due to higher percentage of completion achieved in the rig building, offshore and conversion projects.

Gross margin rose by 31% in 2Q09 and 16% in 1H09. The improvement in gross margin relates mainly to Marine due to higher margins from its rig building, offshore and conversion projects. The gross margin for Utilities also improved in 2Q09 due to higher green income contributed by UK and improved spark spread from our Singapore Cogen plant.

Lower depreciation charge in 2Q09 and 1H09 was mainly due to the translation of £ to S$ for our UK operations.

2b. General & administrative expenses

		GROUP			GROUP		
		2Q09	2Q08	+ / (-)	1H09	1H08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
General & administrative expenses		(68,614)	(64,366)	6.6	(121,494)	(125,314)	(3.0)
Included in general & administrative expenses: -							
Depreciation and amortisation	(i)	(4,564)	(3,228)	41.4	(8,367)	(6,759)	23.8
Allowance (made) / written back for doubtful debts and bad debts written off (net)	(ii)	(624)	1,186	NM	(1,521)	1,643	NM
Allowance made for impairment losses							
- property, plant and equipment	(iii)	(2,621)	(7)	NM	(2,625)	(76)	NM
- interests in other investment	(iv)	(7,536)	-	NM	(7,536)	-	NM

(i) Higher depreciation charge in 2Q09 and 1H09 mainly arose from Marine.
(ii) Allowance for doubtful debts for 2Q08 and 1H08 included write-back of provision for loan.
(iii) An impairment was made for certain assets in China.
(iv) An impairment was made to an investment by Marine.

Despite the above, general and administrative expenses declined by 3% in 1H09 due to reduced share-based expenses and cost management measures adopted by the Group.

2. Notes to Consolidated Income Statement (Cont'd)

2c. Non-operating income

		GROUP			GROUP		
		2Q09	2Q08	+ / (-)	1H09	1H08	+ / (-)
		$'000	$'000	%	$'000	$'000	%
Non-operating income		8,465	38,995	(78.3)	33,081	48,834	(32.3)
Included in non-operating income: -							
Dividend income		8,232	8,299	(0.8)	8,232	8,412	(2.1)
Other income	(i)	7,641	27,253	(72.0)	20,533	34,370	(40.3)
Interest income	(ii)	2,583	7,903	(67.3)	5,565	17,016	(67.3)
Changes in fair value of financial instruments	(iii)	9,901	(12,124)	NM	563	(10,572)	NM
Foreign exchange (loss) / gain	(iv)	(17,151)	5,842	NM	563	(1,527)	NM

(i) Other income includes scrap sale, sale of strategic diesel and other non-operating income. Other income was lower in 2Q09 and 1H09 mainly due to lower gain on sale of strategic diesel.
(ii) Lower interest income in 2Q09 and 1H09 was mainly attributable to weakening interest rates.
(iii) 2Q09 and 1H09 included fair value adjustments to foreign currency forward contracts.
(iv) Exchange loss in 2Q09 was mainly from Marine arising from the weakening of United States dollar against Singapore dollar.

2d. Finance Costs

Finance costs in 1H09 reduced over 1H08 due to lower average bank borrowings.

2e. Share of results (net of tax) of Associates

The Group recorded lower results from associates in both 2Q09 and 1H09, mainly due to lower contribution from Cosco Shipyard Group Co. Ltd.

2f. Share of results (net of tax) of Joint Ventures

Share of profit from joint ventures increased in both 2Q09 and 1H09, mainly due to higher contributions from our joint ventures in China and Vietnam.

2g. Income Tax expense

The Group's tax charge for 2Q09 included a net under provision of tax in respect of prior years of $430,000 (2Q08: write-back of an over provision of tax in respect of prior years of $2,799,000).

The Group's tax charge for 1H09 included a net under provision of tax in respect of prior years of $634,000 (1H08: write-back of an over provision of tax in respect of prior years of $3,842,000) and a write-back of provision for deferred tax of $8,681,000 (1H08: Nil) due to a reduction in Singapore corporate tax rate from 18% to 17%.

2. Notes to Consolidated Income Statement (Cont'd)

2h. Earnings per ordinary share

	Group			Group		
Earnings per ordinary share of the Group based on net profit attributable to the shareholders of the Company:	2Q09	2Q08	+ / (-) %	1H09	1H08	+ / (-) %
(i) Based on the weighted average number of shares (in cents)	7.97	7.77	2.6	15.49	14.68	5.5
- Weighted average number of shares (in million)	1,779.3	1,779.5	(0.0)	1,778.4	1,780.1	(0.1)
(ii) On a fully diluted basis (in cents)	7.92	7.69	2.9	15.40	14.55	5.8
- Adjusted weighted average number of shares (in million)	1,792.7	1,796.5	(0.2)	1,789.0	1,795.5	(0.4)

2i. Exceptional/Extraordinary Item

There was no exceptional/extraordinary item during the period.

2j. Economic Value Added

Lower Economic Value Added ("EVA") was generated in 1H09 as compared to 1H08 due to lower net operating profit after tax ("NOPAT") arising from lower share of profits from associates and higher cash operating taxes after adjustments made for deferred taxes which were not included for EVA purposes.

3. BALANCE SHEETS

	GROUP		COMPANY	
	As at 30/06/2009 $'000	As at 31/12/2008 $'000	As at 30/06/2009 $'000	As at 31/12/2008 $'000
Equity attributable to shareholders of the Company:-				
Share capital	554,037	554,037	554,037	554,037
Surplus / (Deficit) in other reserves	208,235	(42,381)	(6,672)	(12,111)
Accumulated profits	2,162,445	2,082,541	936,142	879,454
	2,924,717	2,594,197	1,483,507	1,421,380
Minority interests	741,785	670,660	-	-
Total equity	3,666,502	3,264,857	1,483,507	1,421,380
Non-current assets				
Property, plant and equipment	2,540,256	2,498,577	474,012	485,403
Investment properties	26,772	25,959	-	-
Investments in subsidiaries	-	-	1,485,222	1,486,570
Interests in associates	594,678	564,388	-	-
Interests in joint ventures	296,670	280,816	-	-
Other financial assets	182,567	146,080	-	-
Long-term receivables and prepayments	349,031	231,401	881	940
Intangible assets	114,696	114,771	19,036	19,036
Deferred tax assets	32,640	35,217	-	-
	4,137,310	3,897,209	1,979,151	1,991,949
Current assets				
Inventories and work-in-progress	1,416,733	949,846	8,343	9,353
Trade and other receivables	1,601,055	1,219,101	223,677	217,379
Bank balances, fixed deposits and cash	2,467,366	2,400,954	127,307	45,541
	5,485,154	4,569,901	359,327	272,273
Current liabilities				
Trade and other payables	2,827,354	2,621,434	119,801	316,534
Excess of progress billings over work-in-progress	1,200,617	975,033	-	-
Provisions	58,280	63,753	12,160	12,675
Current tax payable	317,956	249,882	-	-
Interest-bearing borrowings	481,052	285,768	-	-
	4,885,259	4,195,870	131,961	329,209
Net current assets / (liabilities)	599,895	374,031	227,366	(56,936)
	4,737,205	4,271,240	2,206,517	1,935,013
Non-current liabilities				
Deferred tax liabilities	303,390	271,960	48,453	50,671
Provisions	10,265	10,254	500	500
Retirement benefit obligations	14,203	13,552	-	-
Interest-bearing borrowings	571,403	522,550	-	-
Other long-term liabilities	171,442	188,067	674,057	462,462
	1,070,703	1,006,383	723,010	513,633
	3,666,502	3,264,857	1,483,507	1,421,380

3. BALANCE SHEETS (Cont'd)

3a. Group's borrowings and debt securities

	As at 30/6/2009 $'000	As at 31/12/2008 $'000
Amount repayable:		
(i) In one year or less, or on demand		
Secured	79,054	81,750
Unsecured	402,944	205,401
	481,998	287,151
(ii) After one year		
Secured	305,077	319,740
Unsecured	274,166	210,461
	579,243	530,201
Total	1,061,241	817,352

(iii) Details of any collaterals

The Group's borrowings are secured by property, plant and equipment, capital work-in-progress and investment properties with carrying values amounting to $970.1 million (31/12/2008 : $925.2 million).

3b. Net asset value

	Group		Company	
	30/6/2009	31/12/2008	30/6/2009	31/12/2008
Net asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.64	1.46	0.83	0.80
Net tangible asset value per ordinary share based on issued share capital at the end of the financial year (in $)	1.58	1.39	0.82	0.79

3c. Notes to Balance Sheets

(i) Group

Equity

The increase in "Other reserves" was mainly due to (i) currency translation gain, (ii) fair value gain on foreign currency forward and fuel oil swap contracts, (iii) fair value gain on Cosco Corporation (S) Ltd shares held by Marine as well as (iv) the reversal of fair value loss residing in the share of reserves of associates following the repayment of the equity bridging loan ("EBL") by Emirates Sembcorp Water & Power Company ("ESWPC") in February 2009.

Non-current assets

Increase in "Long-term receivables and prepayments" pertained to the Changi NEWater plant constructed in a service concession arrangement. The Group has recognised the consideration as long term receivables in accordance with INT FRS 112.

Net current assets

"Inventories and work-in-progress" and "Trade and other receivables" increased significantly mainly due to increase in rig building, offshore and conversion projects.

"Excess of progress billings over work-in-progress" increased mainly due to receipts from customers for both rig building projects in progress and completed projects. "Trade and other payables" was higher due to increased activities in rig building, offshore and conversion projects.

"Interest-bearing borrowings" increased mainly due to medium-term notes issued by the Group's wholly owned treasury subsidiary, Sembcorp Financial Services Pte Ltd.

3. **BALANCE SHEETS** (Cont'd)

3c. **Notes to Balance Sheets** (Cont'd)

(ii) Company

Net current assets
"Bank balances, fixed deposits and cash" increased mainly due to dividends received from a listed subsidiary in 2Q09. The decrease in "Trade and other payables" relates to repayment of amount due to the Group's wholly owned treasury subsidiary, Sembcorp Financial Services Pte Ltd ("SFS").

Non-current liabilities
Increase in "Other long-term liabilities" relates to amount due to SFS.

4. CONSOLIDATED STATEMENT OF CASH FLOWS

	Note	GROUP 2Q09 $'000	GROUP 2Q08 $'000	GROUP 1H09 $'000	GROUP 1H08 $'000
Cash flows from Operating Activities					
Profit for the period		204,536	198,260	393,500	366,007
Adjustments for :					
Dividend and interest income		(10,815)	(16,202)	(13,797)	(25,428)
Finance costs		10,789	10,187	21,323	24,780
Depreciation and amortisation		47,995	49,203	94,722	97,538
Share of results of associates and joint ventures		(32,703)	(47,292)	(62,479)	(93,591)
Loss / (gain) on disposal of property, plant and equipment & investment properties		329	(967)	226	(1,051)
Gain on disposal of other financial assets (net)		(1,574)	(1,112)	(2,153)	(536)
Allowance made / (written back) for doubtful debts and bad debts written off (net)		624	(2,566)	1,521	(1,643)
Allowance made for stock obsolescence and inventories written off		126	1,180	146	1,180
Changes in fair value of financial instruments		(9,901)	12,124	(563)	10,572
Share-based expenses		5,043	9,141	7,927	17,144
Allowance made / (written back) for impairment in value of assets and assets written off (net)		10,820	(1,173)	10,593	(1,104)
Negative goodwill		-	-	(298)	-
Income tax expenses		44,357	32,764	71,192	68,741
Operating profit before working capital changes		269,626	243,547	521,860	462,609
Changes in working capital:					
Inventories and work-in-progress		(39,856)	(186,620)	(241,058)	576,936
Receivables		(98,788)	(201,114)	(432,399)	(399,099)
Payables		11,652	315,003	446,656	581,431
		142,634	170,816	295,059	1,221,877
Income tax paid		(3,618)	(19,685)	(13,760)	(22,965)
Net cash inflow from operating activities		139,016	151,131	281,299	1,198,912
Cash flows from Investing Activities					
Dividend and interest received		28,840	37,272	31,478	46,472
Cash flows on sale of subsidiaries, net of cash disposed	4a	-	-	-	(219)
Proceeds from sale of associates and joint ventures		-	1,818	2,894	1,818
Proceeds from sale of investments		1,756	3,343	1,756	3,364
Proceeds from sale of property, plant and equipment		1,290	1,458	2,232	1,550
Proceeds from sale of asset held for sale		-	26,682	-	26,682
Loans to associates		-	-	(67,259)	-
Additional interest in associates		-	-	(66,029)	-
Acquisition of minority interest		-	-	(13,428)	-
Acquisition of associates and joint ventures		-	-	-	(680)
Acquisition of other financial assets		-	(315)	-	(321)
Purchase of property, plant and equipment		(26,633)	(99,674)	(69,813)	(165,573)
Payment for intangible assets		-	-	(11)	-
Net cash inflow / (outflow) from investing activities		5,253	(29,416)	(178,180)	(86,907)
Cash flows from Financing Activities					
Proceeds from share issue		-	-	-	2,763
Proceeds from share issue to minority shareholders of subsidiaries		177	-	177	1,130
Proceeds from ESOS exercised with issue of treasury shares		1,414	2,611	1,847	2,611
Proceeds from ESOS exercised with issue of treasury shares to minority shareholders of subsidiaries		1,249	2,517	1,265	2,517
Purchase of treasury shares		-	-	-	(36,738)
Purchase of treasury shares by subsidiary		-	-	-	(50,326)
Proceeds from borrowings		554,945	181,811	712,050	366,542
Repayment of borrowings		(356,808)	(344,287)	(490,819)	(605,680)
Net (decrease) / increase in other long term liabilities		(44)	(3,036)	11	(4,740)
Dividend paid to shareholders of the Company		(195,716)	(266,890)	(195,716)	(266,890)
Dividends paid to minority shareholders of subsidiaries		(59,144)	(42,909)	(59,144)	(48,191)
Interest paid		(4,249)	(11,313)	(15,316)	(21,657)
Net cash outflow from financing activities		(58,176)	(481,496)	(45,645)	(658,659)
Net increase / (decrease) in cash and cash equivalents		86,093	(359,781)	57,474	453,346
Cash and cash equivalents at beginning of the period		2,388,096	2,101,223	2,400,954	1,296,003
Effect of exchange rate changes on balances held in foreign currency		(6,823)	(2,813)	8,938	(10,720)
Cash and cash equivalents at end of the period	4b	2,467,366	1,738,629	2,467,366	1,738,629

4. CONSOLIDATED STATEMENT OF CASH FLOWS (Cont'd)

4a. Cash flows on sale of subsidiaries, net of cash disposed

The fair values of net assets and liabilities of subsidiaries sold during the period were as follows:

	Group		Group	
	2Q09 $'000	2Q08 $'000	1H09 $'000	1H08 $'000
Non-current assets	-	-	-	22,067
Net current liabilities	-	-	-	(10,341)
Non-current liabilities	-	-	-	(2,044)
Minority Interest	-	-	-	(7,566)
Loss on disposal	-	-	-	(597)
Currency translation reserve	-	-	-	824
Total cash consideration	-	-	-	2,343
Less: consideration not yet received	-	-	-	(2,343)
Less: Cash & bank balances of subsidiaries disposed	-	-	-	(219)
Cash flows on sale of subsidiaries, net of cash disposed	-	-	-	(219)

4b. Cash and cash equivalents

Cash and cash equivalents in the consolidated statement of cash flows comprise the following balance sheet amounts:

	Group	
	As at 30/06/2009 $'000	As at 30/06/2008 $'000
Bank balances, fixed deposits and cash	2,467,366	1,742,649
Bank overdrafts	-	(4,020)
	2,467,366	1,738,629

4c. Notes to Consolidated Statement of Cash Flows

Net cash inflow from operating activities for 1H09 was $281.3 million. The decrease in cash inflow from operating activities was mainly due to receipts from more ongoing and completed projects in 1H08 as compared to 1H09 arising from collections in accordance with the agreed projects payment terms.

Net cash outflow from investing activities for 1H09 was $178.2 million. Spending of $69.8 million on expansion and operational capex, $66.0 million on equity interest into an associate and $67.3 million on shareholder's loan to an associate in 1H09 were partially offset by dividend and interest received of $31.5 million.

Net cash outflow from financing activities for 1H09 of $45.6 million related mainly to dividends and interest paid, partially offset by net proceeds from borrowings.

5. CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Note	GROUP 2Q09 $'000	GROUP 2Q08 $'000	GROUP 1H09 $'000	GROUP 1H08 $'000
Profit for the period		204,536	198,260	393,500	366,007
Translation adjustments	(i)	(10,714)	(6,670)	47,041	(37,191)
Share of other comprehensive (expense) / income of associates and joint venture companies		(4,070)	28,430	66,077	(1,797)
Net fair value changes of cash flow hedges	(ii)	130,584	(5,383)	112,828	28,769
Net fair value changes of cash flow hedges transferred to the income statement		172	-	1,982	-
Net fair value changes of available-for-sale financial assets	(iii)	39,719	(44,132)	27,092	(239,618)
Net fair value changes of available-for-sale financial assets transferred to the income statement		7,536	(725)	7,536	(725)
Other comprehensive income / (expense) for the period		163,227	(28,480)	262,556	(250,562)
Total comprehensive income for the period		367,763	169,780	656,056	115,445
Attributable to:					
Shareholders of the Company		262,121	127,676	511,528	86,930
Minority interest		105,642	42,104	144,528	28,515
Total comprehensive income for the period		367,763	169,780	656,056	115,445

Notes:
(i) Translation of foreign currency subsidiaries / associates / joint ventures
(ii) Mainly due to fair value adjustments on foreign currency forward and fuel oil swap contracts
(iii) Mainly due to fair value adjustments on Cosco Corporation (S) Ltd shares held by Marine

6. STATEMENTS OF CHANGES IN EQUITY

6a. Statements of Changes in Equity for the Group

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital $'000	Reserve for own shares $'000	Currency Translation Reserve $'000	Others $'000	Accumulated Profits $'000	Total $'000	Minority Interests $'000	Total Equity $'000
1Q09								
At January 1, 2009	554,037	(34,731)	(121,650)	114,000	2,082,541	2,594,197	670,660	3,264,857
Treasury shares transferred to employees	-	6,163	-	(2,672)	-	3,491	(30)	3,461
Share-based payments	-	-	-	2,675	-	2,675	950	3,625
Realisation of reserve upon disposal of investments and changes in group structure	-	-	659	-	26	685	(14,385)	(13,700)
Total comprehensive income for the period	-	-	44,515	71,248	133,644	249,407	38,886	288,293
At March 31, 2009	554,037	(28,568)	(76,476)	185,251	2,216,211	2,850,455	696,081	3,546,536
2Q09								
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	177	177
Treasury shares transferred to employees	-	3,800	-	(4,283)	-	(483)	120	(363)
Treasury shares held by subsidiary	-	-	-	763	-	763	-	763
Share-based payments	-	-	-	7,027	-	7,027	(950)	6,077
Realisation of reserve upon disposal of investments and changes in group structure	-	-	505	-	45	550	(141)	409
Dividends paid	-	-	-	-	(195,716)	(195,716)	(59,144)	(254,860)
Total comprehensive income for the period	-	-	2,091	118,125	141,905	262,121	105,642	367,763
At June 30, 2009	554,037	(24,768)	(73,880)	306,883	2,162,445	2,924,717	741,785	3,666,502

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6a. Statements of Changes in Equity for the Group (Cont'd)

	Attributable to shareholders of the Company							
		Surplus / (Deficit) in other reserves						
	Share Capital	Reserve for own shares	Currency Translation Reserve	Others	Accumulated Profits	Total	Minority Interests	Total Equity
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
1Q08								
At January 1, 2008	551,274	-	(37,383)	676,831	1,842,096	3,032,818	797,211	3,830,029
Issue of shares under Share Option Plan	2,763	-	-	-	-	2,763	-	2,763
Issue of shares to minority shareholders of subsidiaries	-	-	-	-	-	-	1,130	1,130
Share buyback - held as treasury shares	-	(36,738)	-	-	-	(36,738)	-	(36,738)
Treasury shares transferred to employees	-	6,709	-	(6,709)	-	-	-	-
Treasury shares held by subsidiary	-	-	-	(33,817)	-	(33,817)	(16,509)	(50,326)
Share-based payments	-	-	-	6,218	-	6,218	1,163	7,381
Realisation of reserve upon disposal of investments and changes in group structure	-	-	42	5	(578)	(531)	(7,664)	(8,195)
Dividends paid	-	-	-	-	-	-	(5,282)	(5,282)
Total comprehensive income for the period	-	-	(29,180)	(134,669)	123,103	(40,746)	(13,589)	(54,335)
At March 31, 2008	554,037	(30,029)	(66,521)	507,859	1,964,621	2,929,967	756,460	3,686,427
2Q08								
Treasury shares transferred to employees	-	6,236	-	(3,141)	-	3,095	(118)	2,977
Treasury shares held by subsidiary	-	-	-	5,021	-	5,021	(2,161)	2,860
Share-based payments	-	-	-	3,511	-	3,511	1,302	4,813
Realisation of reserve upon disposal of investments and changes in group structure	-	-	80	98	(84)	94	(8)	86
Dividends paid	-	-	-	-	(266,890)	(266,890)	(42,909)	(309,799)
Total comprehensive income for the period	-	-	(3,465)	(7,043)	138,184	127,676	42,104	169,780
At June 30, 2008	554,037	(23,793)	(69,906)	506,305	1,835,831	2,802,474	754,670	3,557,144

6b. Statements of Changes in Equity of the Company

		Surplus / (Deficit) in other reserves			
	Share Capital	Reserve for own shares	Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q09					
At January 1, 2009	554,037	(34,731)	22,620	879,454	1,421,380
Share-based payments	-	-	1,330	-	1,330
Treasury shares transferred to employees	-	6,163	(5,730)	-	433
Total comprehensive income for the period	-	-	-	114,977	114,977
At March 31, 2009	554,037	(28,568)	18,220	994,431	1,538,120
2Q09					
Share-based payments	-	-	2,264	-	2,264
Treasury shares transferred to employees	-	3,800	(2,388)	-	1,412
Dividends paid	-	-	-	(195,716)	(195,716)
Total comprehensive income for the period	-	-	-	137,427	137,427
At June 30, 2009	554,037	(24,768)	18,096	936,142	1,483,507

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6b. Statements of Changes in Equity for the Company (Cont'd)

	Share Capital	Surplus / (Deficit) in other reserves: Reserve for own shares	Surplus / (Deficit) in other reserves: Others	Accumulated Profits	Total
	$'000	$'000	$'000	$'000	$'000
1Q08					
At January 1, 2008	551,274	-	23,699	884,427	1,459,400
Issue of shares under Share Option Plan	2,763	-	-	-	2,763
Share-based payments	-	-	4,508	-	4,508
Share buyback - held as treasury shares	-	(36,738)	-	-	(36,738)
Treasury shares transferred to employees	-	6,709	(6,709)	-	-
Total comprehensive income for the period	-	-	-	8,948	8,948
At March 31, 2008	554,037	(30,029)	21,498	893,375	1,438,881
2Q08					
Share-based payments	-	-	1,816	-	1,816
Treasury shares transferred to employees	-	6,236	(3,640)	-	2,596
Dividends paid	-	-	-	(266,890)	(266,890)
Total comprehensive income for the period	-	-	-	183,299	183,299
At June 30, 2008	554,037	(23,793)	19,674	809,784	1,359,702

6c. Changes in the Company's share capital

Issued and paid up capital

As at June 30, 2009, the Company's issued and paid up capital excluding treasury shares comprises 1,779,376,996 (June 30, 2008: 1,779,704,869) ordinary shares.

Share Options

During 2Q09, 915,169 (2Q08: 1,468,165) shares were exercised under the Company's Share Option Plan ("SOP") by way of re-issuance of treasury shares.

As at June 30, 2009, there were 8,633,291 (June 30, 2008: 12,165,350) unissued ordinary shares under options granted to eligible employees and directors under the Company's SOP.

Performance Shares

During 2Q09, 970,000 (2Q08: 950,000) performance share were awarded and 186,648 (2Q08: nil) performance shares lapsed.

The total number of performance shares in awards granted conditionally and representing 100% of targets to be achieved, but not released as at June 30, 2009 was 2,640,862 (June 30, 2008: 2,740,764). Based on the multiplying factor, the actual release of the awards could range from zero to a maximum of 3,961,293 (June 30, 2008: 4,111,146) performance shares.

6. STATEMENTS OF CHANGES IN EQUITY (Cont'd)

6c. Changes in the Company's share capital (Cont'd)

Restricted Stocks

2,224,400 restricted stocks were awarded in 2Q09 (2Q08: 2,109,500).

During 2Q09, nil (2Q08: 11,360) restricted stocks were released under the Restricted Stock Plan ("RSP") and 101,611 (2Q08: 36,176) restricted stocks lapsed.

The total number of restricted stocks outstanding, including awards achieved but not released as at June 30, 2009 was 5,113,502 (June 30, 2008: 4,722,185). Of this, the total number of restricted stocks in awards granted conditionally and representing 100% of targets to be achieved, but not released was 4,137,500 (June 30, 2008: 3,956,943). Based on the multiplying factor, the actual release of the conditional awards could range from zero to a maximum of 6,206,250 (June 30, 2008: 5,563,406) restricted stocks.

Treasury Shares

In 2Q09, the Company re-issued 916,717 (2Q08: 1,480,165) treasury shares pursuant to the SOP and RSP.

As at June 30, 2009, 5,974,544 (June 30, 2008: 5,646,671) treasury shares were held that may be re-issued upon the exercise of options under the SOP and upon the vesting of performance shares and restricted stocks under the PSP and RSP respectively.

7. AUDIT

These figures have not been audited or reviewed. However, our auditors have performed certain procedures and enquiries. These procedures are substantially less in scope than an audit or a review in accordance with Singapore Standard on Review Engagements (SSRE) 2410.

8. AUDITORS' REPORT

Not applicable.

9. ACCOUNTING POLICIES

Except as disclosed in paragraph 10 below, the Group has applied the same accounting policies and methods of computation in the preparation of the financial statements for the current reporting period compared with the audited financial statements as at December 31, 2008.

10. CHANGES IN ACCOUNTING POLICIES

With effect from January 1, 2009, the Group adopted the following new/amended FRS, which are relevant to the Group's operations:

FRS 1 (revised 2008)	Presentation of Financial Statements
FRS 23 (revised 2007)	Borrowing Costs
FRS 108	Operating Segments

Amendments to FRS 107 Financial Instruments: Disclosures - Improving Disclosures about Financial Instruments

The adoption of the above FRS (including consequential amendment) does not have any significant impact on the financial statements.

11. REVIEW OF GROUP PERFORMANCE

Group Overview

The Group's turnover of $4.6 billion for 1H09 was 3% lower than 1H08. The Group's profit attributable to shareholders of the Company ("PATMI") for 1H09 was $275.5 million, an increase of 5% over 1H08.

Turnover

	2Q09	2Q08	Growth		1H09	1H08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	832,855	1,103,494	(270,639)	(25)	1,529,041	2,226,517	(697,476)	(31)
Marine	1,496,859	1,384,706	112,153	8	2,860,130	2,299,836	560,294	24
Environment	47,944	54,102	(6,158)	(11)	95,338	106,859	(11,521)	(11)
Industrial Parks	3,662	4,386	(724)	(17)	7,455	8,340	(885)	(11)
Others/Corporate	50,034	33,934	16,100	47	86,124	91,859	(5,735)	(6)
	2,431,354	2,580,622	(149,268)	(6)	4,578,088	4,733,411	(155,323)	(3)

Turnover for Utilities decreased by 31% to $1.5 billion in 1H09. The reduction in turnover was mainly from its Singapore and UK operations. Singapore's reduced turnover was largely due to the drop in High Sulphur Fuel Oil ("HSFO") rate as the revenue are mainly indexed to HSFO. UK's turnover was affected by lower offsite power sales as a result of expiry of certain favourable supply contracts in March 2008. In addition, pound sterling which depreciated approximately 19% compared to 1H08 resulted in lower turnover in Singapore dollar terms for its UK operations.

Turnover for Marine increased by 24% to $2.9 billion in 1H09 largely due to higher percentage of completion achieved in the rig building, offshore and conversion projects.

Decrease in turnover for Environment, mainly from its Singapore operations, in both 2Q09 and 1H09 was primarily due to lower sales tonnage and selling price of recyclables.

Most of Industrial Parks' businesses are associates or joint ventures. Industrial Parks' turnover is derived from providing services to these associates or joint ventures.

Revenue of Others/Corporate is mainly contributed by a subsidiary dealing in specialised construction activities. The increase in revenue in 2Q09 was mainly due to timing difference in recognition of projects.

11. REVIEW OF GROUP PERFORMANCE (Cont'd)

Profit attributable to shareholders of the Company ("PATMI")

	2Q09	2Q08	Growth		1H09	1H08	Growth	
	$'000	$'000	$'000	%	$'000	$'000	$'000	%
Utilities	47,857	43,177	4,680	11	98,995	104,076	(5,081)	(5)
Marine	85,064	78,431	6,633	9	159,069	134,408	24,661	18
Environment	3,903	3,159	744	24	5,367	3,978	1,389	35
Industrial Parks	7,186	7,858	(672)	(9)	10,788	13,896	(3,108)	(22)
Others/Corporate	(2,105)	5,559	(7,664)	NM	1,330	4,929	(3,599)	(73)
	141,905	138,184	3,721	3	275,549	261,287	14,262	5

NM - Not Meaningful

Utilities' PATMI in 2Q09 was higher by 11% over 2Q08. Operations in UK, Vietnam and the UAE performed well with increases in PATMI. However, PATMI in 1H09 declined by 5% compared to 1H08 mainly due to lower contribution from UK as our UK business was affected by the expiry of certain favourable supply contracts, as well as the depreciation of the pound sterling.

Increase in the Group's share of Marine's 1H09 PATMI was mainly due to higher operating margin from its rig building, offshore & conversion projects and ship repair businesses; partially offset by lower contribution from Cosco Shipyard Group Co. Ltd and an impairment on an investment.

Our Environment business recorded increase in PATMI in 2Q09 and 1H09 due to lower operational costs.

The decrease in Industrial Park's PATMI for both 2Q09 and 1H09 was attributed to lower land sales from its Vietnam industrial parks and lower results from Gallant Venture. This was mitigated by better performance of the China industrial park.

The decrease in PATMI for Others/Corporate was mainly due to write-back of tax provisions made in 2Q08 and 1H08.

12. VARIANCE FROM PROSPECT STATEMENT

There has been no significant variance in the operating performance of the Group as compared to previous statements.

13. PROSPECTS

Utilities

In 2009, Utilities' Singapore business is expected to continue to deliver steady operating results, while its overseas contributions from Vietnam, the Middle East and China are expected to grow.

As a result of the global economic slowdown and the downturn in the petrochemical and chemical sector, three UK customers, who contributed to approximately 30% of UK operations' 2008 turnover, have announced closures of their facilities on-site. Going forward, the business will continue to focus on reconfiguring its assets to improve revenue and will be reducing its cost base.

Marine

Our Marine business has a net order book of S$7.91 billion with completion and deliveries stretching till early 2012. This includes the S$1.12 billion order contracts secured to-date since the end of 2008 comprising the building-up of two units of ultra-deepwater harsh environment semi-submersible rigs from bare-deck hulls for subsidiaries of SeaDragon Offshore Limited, two offshore platforms for Premier Oil Natuna Sea and an FPSO conversion for Modec.

Notwithstanding the current economic downturn and the restricted financing and liquidity environment for owners, the long-term fundamentals for the marine and offshore industry remain resilient with oil prices back to the US$60 to US$70/bbl range.

For ship repair, the near term prospect is challenging. Nevertheless, our bigger docks are at present well-booked due to the strong support of the Group's Alliance/FCC and regular customers and its niche market segment of LNG carriers.

The market for the FPSO units and production platforms is expected to remain unchanged as these projects have longer gestation periods and constitute part of the owners' investment portfolio designed to provide future output to replace depleting reserves.

Environment

Environment's Australia operations are expected to perform well and we continue to streamline our Singapore operations.

Industrial Parks

Industrial Parks' performance in 2009 is expected to be affected by the global economic slowdown. As a result of weaker investor sentiment, lower land sales are expected to be secured during the year.

Sembcorp Group

The global economic and financial environment appears to have improved, however its outlook remains uncertain.

Notwithstanding this, Sembcorp remains committed to deliver satisfactory operating results for the year.

This release contains forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, exchange rate movement, availability and cost of fuel and materials, cost of capital and capital availability, competition from other companies, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy, directives and changes. You are cautioned not to place undue reliance on these forward-looking statements, which are based on current view of the management on future events and impact on the Group.

14. DIVIDEND

No interim dividend for the period ended June 30, 2009 is recommended.

15. SEGMENTAL REPORTING

1H09

(i) **Business segments**

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	1,529,041	2,860,130	95,338	7,455	86,124	-	4,578,088
Inter-segment sales	15,616	982	1,478	1,753	25,161	(44,990)	-
Total	1,544,657	2,861,112	96,816	9,208	111,285	(44,990)	4,578,088
Results							
Segment results	113,259	301,751	(424)	4,443	(1,058)	-	417,971
Interest income	1,327	4,332	46	172	11,474	(11,786)	5,565
Interest expense	(19,917)	(3,517)	(589)	-	(9,086)	11,786	(21,323)
	94,669	302,566	(967)	4,615	1,330	-	402,213
Share of results of associates	5,338	18,410	6,166	3,336	-	-	33,250
Share of results of joint ventures	18,953	3,164	-	4,916	2,196	-	29,229
	118,960	324,140	5,199	12,867	3,526	-	464,692
Income tax expense	(16,397)	(51,344)	(298)	(949)	(2,204)	-	(71,192)
Minority interest	(3,568)	(113,727)	466	(1,130)	8	-	(117,951)
Net profit for the period	98,995	159,069	5,367	10,788	1,330	-	275,549
Assets							
Segment assets	3,303,083	5,001,053	159,965	195,279	1,105,174	(1,326,164)	8,438,390
Interests in associates	-	270,049	49,354	275,275	-	-	594,678
Interests in joint ventures	118,248	39,573	-	77,965	60,884	-	296,670
Tax assets	30,061	6,413	4,477	14,685	237,090	-	292,726
Total assets	3,451,392	5,317,088	213,796	563,204	1,403,148	(1,326,164)	9,622,464
Liabilities							
Segment liabilities	1,999,521	3,468,011	78,532	28,517	1,086,199	(1,326,164)	5,334,616
Tax liabilities	269,203	257,286	6,393	16,239	72,225	-	621,346
Total liabilities	2,268,724	3,725,297	84,925	44,756	1,158,424	(1,326,164)	5,955,962
Capital expenditure	27,026	37,734	3,581	278	1,205	-	69,824
Significant non-cash items							
Depreciation and amortisation	50,546	35,811	4,602	1,092	2,671	-	94,722
Other non-cash items (including provisions, loss on disposal and exchange differences)	3,215	11,029	585	403	81	-	15,313

(ii) **Geographical segments**

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	1,924,300	42	7,290,277	87	7,848,370	82	46,606	67
Rest of Asia	480,083	11	356,565	4	982,546	10	13,917	20
Europe	1,335,297	29	699,525	8	699,525	7	9,194	13
Others	838,408	18	92,023	1	92,023	1	107	-
Total	4,578,088	100	8,438,390	100	9,622,464	100	69,824	100

15. SEGMENTAL REPORTING (Cont'd)

1H08

(i) Business segments

	Utilities $'000	Marine $'000	Environment $'000	Industrial Parks $'000	Others/ Corporate $'000	Elimi-nation $'000	Total $'000
Turnover							
External sales	2,226,517	2,299,836	106,859	8,340	91,859	-	4,733,411
Inter-segment sales	17,865	2,375	1,544	1,295	209	(23,288)	-
Total	2,244,382	2,302,211	108,403	9,635	92,068	(23,288)	4,733,411
Results							
Segment results	149,922	199,291	(1,168)	2,234	(1,358)	-	348,921
Interest income	5,556	10,372	125	876	12,189	(12,102)	17,016
Interest expense	(21,513)	(6,092)	(1,562)	-	(7,715)	12,102	(24,780)
	133,965	203,571	(2,605)	3,110	3,116	-	341,157
Share of results of associates	501	58,464	8,188	5,116	-	-	72,269
Share of results of joint ventures	8,115	4,233	-	8,618	356	-	21,322
	142,581	266,268	5,583	16,844	3,472	-	434,748
Income tax expense	(30,395)	(38,383)	(576)	(807)	1,420	-	(68,741)
Minority interest	(8,110)	(93,477)	(1,029)	(2,141)	37	-	(104,720)
Net profit for the period	104,076	134,408	3,978	13,896	4,929	-	261,287
Assets							
Segment assets	3,407,745	4,435,272	176,854	186,959	1,019,637	(1,287,554)	7,938,913
Interests in associates	5	242,773	56,554	269,356	-	-	568,688
Interests in joint ventures	125,798	32,253	1,097	75,759	53,104	-	288,011
Tax assets	46,336	5,394	3,709	13,084	192,032	-	260,555
Total assets	3,579,884	4,715,692	238,214	545,158	1,264,773	(1,287,554)	9,056,167
Liabilities							
Segment liabilities	2,219,235	2,844,096	93,396	36,647	1,044,174	(1,287,554)	4,949,994
Tax liabilities	262,937	262,609	5,302	18,092	89	-	549,029
Total liabilities	2,482,172	3,106,705	98,698	54,739	1,044,263	(1,287,554)	5,499,023
Capital expenditure	107,460	52,439	3,363	88	2,496	-	165,846
Significant non-cash items							
Depreciation and amortisation	55,731	33,075	5,426	684	2,622	-	97,538
Other non-cash items (including provisions, loss on disposal and exchange differences)	650	11,147	362	1,548	873	-	14,580

(ii) Geographical segments

	Revenue $'000	%	Segment Assets $'000	%	Total Assets $'000	%	Capital Expenditure $'000	%
Singapore	2,643,515	56	6,935,147	87	7,408,940	82	92,084	56
Rest of Asia	795,177	17	67,442	1	682,087	8	33,729	20
Europe	1,053,606	22	899,888	11	928,583	10	39,941	24
Others	241,113	5	36,436	1	36,557	-	92	-
Total	4,733,411	100	7,938,913	100	9,056,167	100	165,846	100

15. SEGMENTAL REPORTING (Cont'd)

Notes To Segmental Analysis

15a. Business Segments

The Group comprises the following main business segments:

The Utilities segment's principal activities are in provision of centralised utilities, energy and water. It offers industrial utilities and services such as energy, steam, industrial water and wastewater treatment to energy intensive users. It operates in Singapore, the United Kingdom, China, Vietnam and the United Arab Emirates.

The Marine segment focuses on repair, building and conversion of ships and rigs, and on offshore engineering.

The Environment segment provides integrated waste management services and undertakes waste-to-resource businesses in the Asia Pacific region.

The Industrial Parks segment owns, develops, markets and manages industrial parks and townships in Asia.

Others/Corporate segment comprises businesses relating to minting, design and construction activities, offshore engineering and the corporate companies.

15b. Geographical Segments

The Group operates in three principal geographical areas, Singapore, Europe and the Rest of Asia. In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and total assets are based on the geographical location of the assets.

15c. Review of segment performance

Please refer to Paragraph 11 for analysis by business segments.

16. INTERESTED PERSON TRANSACTIONS

	Aggregate value of all interested person transactions conducted under a shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000)	
	2Q09 $'000	1H09 $'000
Sale of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- PSA International Pte Ltd and its Associates	7,856	18,370
- PowerSeraya Limited	-	5,903
- Mapletree Investments Pte Ltd and its Associates	4,025	4,462
- MediaCorp Pte Ltd and its Associates	2,126	3,875
- Temasek Capital (Private) Limited and its Associates	163	2,238
- Singapore Power Ltd and its Associates	315	786
- Singapore Technologies Telemedia Pte Ltd and its Associates	213	418
- Certis Cisco Security Pte Ltd	-	167
- National University Hospital (S) Pte Ltd and its Associates	123	123
	14,821	36,342
SMRT Corporation Ltd and its Associates	18,331	39,147
Starhub Ltd and its Associates	2,820	5,544
Singapore Technologies Engineering Ltd and its Associates	1,444	1,444
STATS ChipPAC Ltd	81	318
Singapore Airlines Limited and its Associates	-	177
	37,497	82,972
Purchases of Goods and Services		
Temasek Holdings (Private) Limited and its Associates		
- Temasek Capital (Private) Limited and its Associates [1]	125,744	263,129
- Singapore Power Ltd and its Associates	3,628	6,322
	129,372	269,451
Singapore Technologies Engineering Ltd and its Associates	902	902
	130,274	270,353
Sub-Total	167,771	353,325

	Aggregate value of all interested person transactions (excluding transactions less than $100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	
	2Q09 $'000	1H09 $'000
Establishment of Joint Venture		
Temasek Holdings (Private) Limited and its Associates		
- Surbana Corporation Pte Ltd and its Associates	300	300
Divestment of investment		
- Singapore Technologies Engineering Ltd and its Associates	1,736	1,736
Sub-Total	2,036	2,036
Total Interested Person Transactions	**169,807**	**355,361**

Note:

1. This relates mainly to the purchase of gas by Sembcorp Cogen Pte Ltd from Sembcorp Gas Pte Ltd for the generation of electricity.

17. CONFIRMATION PURSUANT TO THE RULE 705(4) OF THE LISTING MANUAL

We, Peter Seah Lim Huat, and Tang Kin Fei, being two directors of Sembcorp Industries Ltd (the "Company") hereby confirm on behalf of the directors of the Company, that to the best of their knowledge, nothing has come to their attention which would render the second quarter and half year ended June 30, 2009 unaudited financial results to be false or misleading.

The Board has noted that the board of directors of the Company's listed subsidiary, Sembcorp Marine Ltd, has also announced and confirmed the results for second quarter and half year ended June 30, 2009.

On behalf of the board of directors

Peter Seah Lim Huat **Chairman**	**Tang Kin Fei** **Director**

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
August 6, 2009

PRESS RELEASE

sembcorp

Sembcorp Industries Ltd
CO REGN NO 199802418D
30 Hill Street #05-04
Singapore 179360
Tel (65) 6723 3113
Fax (65) 6822 3254
www.sembcorp.com

SEMBCORP CHANGI NEWATER PLANT BEGINS COMMERCIAL OPERATIONS

Singapore, 3 August 2009 – The Sembcorp Changi NEWater Plant (SCNP) has now begun its first phase of commercial operations. This milestone was achieved last Friday, after an uninterrupted seven-day plant-proving process, which saw the SCNP successfully meet the stringent quality criteria set out by the PUB.

Following this, the SCNP is now delivering NEWater to the PUB, Singapore's national water agency, with which Sembcorp has a 25-year water supply contract.

The SCNP has an initial production capacity of 69,000 cubic metres (15 million imperial gallons) of NEWater per day. When fully completed in mid-2010, the entire facility will be capable of producing a total of 228,000 cubic metres (50 million imperial gallons) of NEWater per day. This will make it Singapore's largest NEWater plant and one of the largest water recycling plants in the world.

"We are pleased with our successful completion of final testing at the first phase of the plant, as well as the smooth delivery of our first flow of NEWater. We are continuing to make good progress and are ahead of schedule on the execution of the second phase of the facility," said Mr Tang Kin Fei, Sembcorp's Group President & CEO.

sembcorp


sembcorp

The Sembcorp Changi NEWater Plant will supply roughly 15% of Singapore's current water needs. With this, NEWater will meet 30% of Singapore's current water needs by 2010.

- END -

For media enquiries please contact:

April Lee (Ms)
Senior Vice President
Group Corporate Relations
DID: +65 6723 3160
Email: april.lee@sembcorp.com

Fock Siu Ling (Ms)
PR Counsel
Group Corporate Relations
DID: +65 6723 3152
Email: fock.siuling@sembcorp.com

ABOUT SEMBCORP INDUSTRIES

Sembcorp Industries Ltd is a leading utilities and marine group. The Group provides centralised utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services in the region. Sembcorp has total assets of over S$8 billion and employs more than 7,000 employees. Listed on the main board of the Singapore Exchange, Sembcorp is a component stock of the Straits Times Index and several MSCI indices.

Note to Editors:

Following a company rebrand, please refer to the company as "Sembcorp" (with "S" in upper case and "c" in lower case), or "Sembcorp Industries" in full. Please also note that "Sembcorp" is not an abbreviation of "Sembawang Corporation" but a brand name in itself, and it is therefore incorrect to refer to our company as "Sembawang", "Sembawang Corporation" or similar.